Exhibit 3

Text of Article III, Section 3 of Bylaws, as Amended

Section 3. Age Limitation. No person shall be eligible for election or appointment to the board of directors if such person is under twenty-one (21) or over seventy-two (72) years of age at the time of his or her election or appointment. No director shall serve beyond the annual meeting of shareholders immediately following his or her seventy-second (72nd) birthday. This limitation shall not apply to a person serving as an advisory director or a director emeritus.